"Exemption No. 82-3998"

Notice to the stock exchange


ORKLA



www.orkla.com
P.O. Box 423 Skøyen, N-0213 Oslo Tel.: +47 22 54 40 00 E-mail: info@orkla.no

Ref.: Group President and CEO Dag Opedal Tel.: +47 22 54 40 00
Senior VP Hilde Myrberg Tel.: +47 917 67 047
Senior VP Inger Johanne Solhaug Tel.: +47 928 96 947

Date: 28 November 2005

New Group Executive Board at Orkla

With effect from 1 December, Orkla will have a new Group Executive Board. Group President and CEO Dag J. Opedal has emphasised continuity, experience and renewal in constituting the new top management team.

Three of the nine members have been brought in from outside Orkla's present key management staff: Hilde Myrberg from Hydro Oil & Energy, Inger Johanne Solhaug from Orkla Foods and Ole Enger from Elkem. The others come from central management positions in the Group. Halvor Stenstadvold, who will be retiring next spring, will now step down from the Group Executive Board.

Orkla's new Group Executive Board will consist of Torkild Nordberg (Branded Consumer Goods), Bjørn Wiggen (Media), Ole Enger (Speciality Materials), Anders Berggren (Financial Investments), Roar Engeland (Strategy/Corporate Development), Inger Johanne Solhaug (Marketing/Innovation), Hilde Myrberg (Orkla's corporate staffs) and Terje Andersen (CFO).

An extended Group Management Committee is also being established, which will consist of key managers from the business areas and corporate staffs. They will meet regularly with the Group Executive Board.

"Orkla's new Group Executive Board comprises members varying in age from 36 to 57, who represent a broad range of experience and expertise. I look forward to working closely with this management team to ensure Orkla's continued profitable growth. At the same time, I take this opportunity to thank Halvor Stenstadvold for his many years of outstanding effort on behalf of the Group," says Group President and CEO Dag J. Opedal.

Appendices:
The members of the new Group Executive Board
The extended Group Management Committee

Executive Vice President, Marketing/Innovation Inger Johanne Solhaug (36)
Inger Johanne is a graduate of the Norwegian School of Economics and Business Administration (NHH). She is currently Category Director at Orkla Foods with responsibility for the Nordic category Tasty Meal. She has previously held various marketing positions at Orkla Brands and Orkla Foods. At present she is on maternity leave and will take up her post around 1 September. Inger Johanne is to build up a team to support and strengthen the efforts to increase top line growth, primarily for companies in the branded consumer goods area, with particular focus on innovation and brand development.

CORPORATE STAFFS

Executive Vice President Hilde Myrberg (48)
Degree in Law and MBA from INSEAD. Head of the Markets Sector at Hydro Oil & Energy. Has held a number of positions at Hydro including posts in corporate development at Hydro Energy and the Legal Department, and has served as Secretary to the Board of Directors. Member of the Board of Directors of Kongsberg Automotive, Hydro Aluminium Deutschland and previously of Kredittilsynet (Financial Supervisory Authority of Norway). She will take up her post at Orkla around 1 February.

Chief Financial Officer Terje Andersen (47)
Terje is a graduate of the Norwegian School of Economics and Business Administration (NHH). Currently CFO at Orkla, before which he was Finance Director at Orkla Brands and Lilleborg. He has also held positions at Deloitte Consulting and Nevi Finans.

Orkla's Group Management Committee:

This committee will meet on a regular basis along with the above-mentioned persons.

- Branded Consumer Goods — Atle Vidar Johansen, Mikael Aru, Bente Brevik
- Media — Joachim Malling
- Speciality Materials — John G. Thuestad, Kåre Wetterberg, Per Sørlie
- Financial Investments — Audun Bø
- Corporate Development — Frode S. Marthinsen, Pål Eikeland, John Jørgensen
- Corporate Staffs — Tor Aamot, Karl Otto Tveter, Ole Kristian Lunde, Håkon Mageli

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Anders Berggren, SVP Financial Investments, Tel: +47 22544522

Date: 28 November 2005

Trade subject to notification – OPC

Orkla ASA has today, 28 November 2005, bought 236,200 shares in Opticom. After this transaction, Orkla ASA owns 1,600,000 shares, which represents 10.1 % of the share capital and votes in Opticom.